December 9, 2019

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Larry Spirgel

Mitchell Austin

Jan Woo

Re:	Livongo Health, Inc.

Registration Statement on Form S-1

Registration No. 333-235423

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise that as of the time of this filing, the underwriters have not yet made any distribution of the Preliminary Prospectus of Livongo Health, Inc. (the “Registrant”) dated December 9, 2019. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of shares of the Registrant’s common stock pursuant to the above-captioned Registration Statement, as amended (the “Registration Statement”), are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Securities Act.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the Registrant that the effectiveness of the above-captioned Registration Statement be accelerated to 5:00 p.m. Eastern Time, on Wednesday, December 11, 2019 or as soon thereafter as practicable.

[signature page follows]

Very truly yours, MORGAN STANLEY & CO. LLC GOLDMAN SACHS & CO. LLC J.P. MORGAN SECURITIES LLC As representatives of the Underwriters

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

By:	GOLDMAN SACHS & CO. LLC

By:	/s/ Lyla Bibi Maduri
Name:	Lyla Bibi Maduri
Title:	Managing Director

By:	J.P. MORGAN SECURITIES LLC

By:	/s/ David Peoples
Name:	David Peoples
Title:	Managing Director

[Signature Page to Acceleration Request Letter]